File No. 001-33459

May 17, 2011

Via EDGAR

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, NW, Mail Stop 3720
Washington, DC 20549

Re:    Skilled Healthcare Group, Inc.
Form 10-K for the fiscal year ended December 31, 2010
Filed February 14, 2011
File No. 001-33459

Dear Mr. Spirgel:

This letter is provided by Skilled Healthcare Group, Inc. (the “Company”) in response to the comments received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), as set forth in the Staff's letter dated April 28, 2011 (the “Comment Letter”), regarding the Company's above-referenced Annual Report on Form 10-K (the “Form 10-K”). The Company's response to each comment of the Staff is set forth directly following a restatement of the Staff's respective comments in bold italicized type below. The Company is respectfully requesting confidential treatment for certain supplemental information being provided as part of the responses to this letter (under separate cover to the attention of Kathryn Jacobson), pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. §200.83, because of the commercially sensitive nature of the supplemental information.

5. Business Segments, pages F-22-F-24

1.
We note your response to comment one from our letter dated April 13, 2011. It appears that each facility meets the definition of an operating segment as described in ASC 280-10-50-1 and thus, would be deemed a reporting unit. Pursuant to ASC 350-20-35-1, goodwill should be tested for impairment at the reporting unit level. Tell us how you complied with the cited guidance.

Response: We believe that our Long-Term Care business is a single “operating segment” as defined under the criteria in ASC 280-10-50-1.

Our chief executive officer (CEO), who is also our chief operating decision maker (CODM), uses several key metrics to make decisions about resources to be allocated and to evaluate the performance of our operating segments (long-term care services, hospice & home health services and therapy services). We selected these metrics due to the similarities of the various operations within each operating segment. Some of the key metrics are earnings before interest, tax, depreciation and amortization (EBITDA), Adjusted EBITDA, earnings before interest, tax, depreciation, amortization and rent (EBITDAR) and Adjusted EBITDAR. The margin percentages for these metrics are also significant inputs in the resource allocation and evaluation of our operating segments. For the long-term care operating segment, additional key metrics include skilled mix and quality mix. Skilled mix represents the number of Medicare and non-Medicaid managed care patient days at our skilled nursing facilities divided by the total number of patient days at our skilled nursing facilities for any given period. Quality mix represents non-Medicaid revenue as a percentage of total revenue. The CODM uses all of the metrics above as well as other metrics specific to our other operating segments to assess the performance of the operating segments and thereby make decisions about resources to be allocated between the three operating segments. The CODM does not make component level resource allocation decisions.

In the monthly reporting package received by the CODM (“CODM package”), the Summary P&L report is the primary report reviewed by the CODM. The Summary P&L report each segment, which represents a combined income statement for each segment, presents all of the aforementioned key operating metrics at the segment level. We believe that the CODM requires all such key metrics to evaluate the performance of each segment and make segment-level resource allocation decisions.

The CODM package formerly included the “Adj EBITDAR Comparison” report on a facility by facility basis listing EBITDA by individual facility versus budget on a trailing three month basis and subtotals by region. The CODM package does not include any other financial information at an individual facility level and therefore does not contain sufficient information upon which to make decisions at the individual facility level, nor does he ever do so. Rather, as noted above, the CODM evaluates performance and makes resource allocation decisions at the segment level only. In addition, our CODM has indicated to us that he does not review the Adj. EBITDAR Comparison report, to make his resource allocation decisions since it does not include the key metrics mentioned above and it is not his role to make “component-level” resource allocation decisions. We believe that it is also relevant to note that the CODM is no longer receiving this report as of March 2011.

Segment management receive separate reporting packages to evaluate component-level performance, make operating decisions and resource allocations within the segments, which for the long-term care segment includes geographic divisions and facility specific details. There are layers of management between the individual facility management and segment management. The information provided to the segment management personnel includes all key operating metrics by geographic divisions and by facility. As noted previously the CODM package is not sufficient to make resource allocation decisions on a facility or regional basis.

In the past the Company has stated in its Form 10-K disclosures that multiple metrics are used to measure operating results, including EBITDA, EBITDAR, EBITDA margin, Adjusted EBITDA, and Adjusted EBITDAR. For instance, the Form 10-K specifically says (on page 47): “Management uses EBITDA, EBITDAR, Adjusted EBITDA and Adjusted EBITDAR to assess the performance of our core business operations, to prepare operating budgets and to measure our performance against those budgets on a consolidated, segment and a facility-by-facility level.” We have clarified this disclosure in our 10-Q for the quarter ended March 31, 2011 to state: “Management uses EBITDA, EBITDAR, Adjusted EBITDA and Adjusted EBITDAR to assess the performance of our core business operations, to prepare operating budgets and to measure our performance against those budgets on a consolidated and segment level.

Segment management uses these metrics to measure performance on a facility-by-facility level.” “Segment management” in this context refers to the senior and mid-level personnel within each segment, but not the CODM who only evaluates performance and makes resource allocation decisions on a segment-by-segment basis.

The Company also discloses on page 48 of the Form 10-K that “[we] also make capital allocations to each of our facilities based on expected EBITDA and EBITDAR returns and establish compensation programs and bonuses for our facility-level employees that are based upon the achievement of pre-established EBITDA and Adjusted EBITDA targets.” As the CODM does not review these target measurements at the facility level, it is not possible for him to make such capital allocations in the manner as described in the Form 10-K for individual facilities. The CODM makes capital allocations at the segment level and segment management in turn makes the capital allocations down to the facility level. The Company removed this disclosure from the 10-Q for the quarter ended March 31, 2011. The Company will review the disclosures related to the uses of the aforementioned metrics and clarify as necessary in future filings.

Based on all of these discussed factors, we have concluded that our long-term care business is a single operating segment under ASC 280-10-50-1.

2.	Additionally, in determining your reportable segments, tell us your basis for aggregating operating segments which consist of each of your facilities. Refer to ASC 280-10-50-11.

Response: Based on our analysis above, the long-term care segment is a single reportable operating segment and is appropriately disclosed as such in our Form 10-K.

*****

In connection with the Company's responses to the Staff's comments, the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As indicated above, we will include modified or additional disclosure in our future filings to address the Staff's comments, but do not believe an amendment of the Form 10-K is necessary. Once you have had time to review the Company's responses to the Staff's comments, I would appreciate the opportunity to discuss any additional questions or concerns that you may have. Please feel free to call me at (949) 282-5871 to discuss any of the Company's responses.

Sincerely,

/s/ Devasis Ghose

Devasis Ghose
Chief Financial Officer

cc (via email):    Roland Rapp, Esq., General Counsel
R. Scott Shean, Esq., Latham & Watkins

Christopher N. Felfe, Chief Accounting Officer
Thomas J. Roach, Ernst & Young